Filed by Banco Santander, S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:

Banco Santander (México), S.A., Institución de Banca Múltiple,

Grupo Financiero Santander México

(Commission File No.: Registration No. 000-55899)

Announcement to acquire minority interests in Santander Mexico 12 April 2019

2 Disclaimer IMPORTANT INFORMATION FOR INVESTORS ABOUT THE PROPOSED TRANSACTION If it determines to move forward with the proposed transaction, Banco Santander, S . A . (“Santander”) will file with the U . S . Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F - 4 that will include a prospectus and offer to exchange . Santander will also file with the Comisión Nacional Bancaria y de Valores (the “CNBV”) a prospecto and/or folleto informativo in connection with the transaction and the prospective offer as required under applicable law . INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, OFFER TO EXCHANGE AND ALL OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC AND THE CNBV REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION . All such documents filed with the SEC will be available free of charge at the SEC’s website at www . sec . gov and through the CNBV ´ s website at www . cnbv . gob . mx . This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . This document is not an offer of securities for sale into the United States, Mexico, Spain, the United Kingdom, Poland or elsewhere . No offering of securities shall be made in the United States except pursuant to registration under the U . S . Securities Act of 1933 , as amended, or an exemption therefrom, and no offering of securities shall be made in Mexico, Spain, the United Kingdom or Poland except pursuant to applicable law . Forward - Looking Statements This communication contains forward - looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995 . Forward looking statements may be identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “will” or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of Santander resulting from and following the implementation of the transaction described herein . These statements are based on management’s current expectations and are inherently subject to uncertainties and changes in circumstance . Santander does not undertake any obligations to update the forward - looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors .

3 0 0 1 3 Proposed transaction Key t akeaways 2 Rationale of the transaction 4

4 Proposed transaction ▪ Voluntary offer to acquire Santander’s minority interest (c.25%) in Santander Mexico ‒ Santander Mexico shareholders to receive 0.337 shares of Santander Group for each Santander Mexico share , equivalent to MXN$32.376 per share (1) ‒ Offer represents a 14% implied premium based on last trading session (1) on 11 April 2019 or 22% premium based on the past 1 month volume weighted average price ‒ Santander Mexico ADS holders that accept the offer will receive 1.685 Santander Group ADSs for each ADS (2) ‒ Up to 572mn Santander Group shares will be issued (3.5% over total Group shares) ‒ Remaining Santander Mexico shares expected to continue trading in the Mexican stock exchange (BMV ) and NYSE ▪ Santander Group shares to be listed in the Mexican stock exchange ▪ Santander Mexico holders that accept the offer will receive Santander Group dividends starting in October 2019, including the first dividend against 2019 results (otherwise, exchange ratio to be adjusted) ▪ Transaction is expected to be completed in the second half of the year . Launch of the offer and the offer itself subject to customary conditions, including regulatory authorizations, absence of any material adverse change in Santander Mexico and the approval at our shareholders’ meeting (1) Taking into account the market price of Banco Santander and Santander Mexico at closing on 11 April 2019 and an exchange rate MXN/EUR of 21.2826 on that date . The exchange ratio has been set taking into account a maximum number of shares that can be tendered of 1,700 million (therefore excluding the sh are s held by Santander Group and the shares held in treasury by Santander Mexico to enable the potential conversion of the AT1 instruments th at Santander Mexico has in issue ). (2) Each ADS of Santander Mexico represents 5 shares of Santander Mexico.

5 Indicative timetable 12 th April 2019 Transaction / Voluntary Offer Announcement Commencement Offer Offer Period Expires Approval by securities regulators in Mexico and the US Offer Settlement April - August 2019 Mid 3Q 2019 End 3Q 2019 End 3Q 2019

6 1 3 Proposed transaction Key takeaways 2 Rationale of the transaction 4 0 0

7 Rationale of the transaction Transaction is consistent with Santander Group strategy 1. Mexico has attractive fundamentals 2. Attractive for both Group and M exico shareholders 4. Santander : a leading bank in Mexico that remains key component of Santander’s growth story in LatAm 3.

8 Higher exposure to LatAm as a lever to increase profitability Building the leading European bank in customer experience and profitability, leveraging our scale & digital Accelerating growth with sustainable profitability A region with structural growth and high and increasing profitability US LatAm Europe 1. Transaction is consistent with Santander Group strategy

9 42% 26% 18% 17% 14% 13% 16% 20% 20% 18% Brazil Mexico Chile Top - tier in most countries High potential to increase its contribution (loans market share) LatAm offers high structural growth & returns (RoTE 4 evolution 2018 vs. 2015; local currency) RWAs Loans Deposits Att. Profit 3,4 (as % of total Group; 2018) #3 1 #2 1 #1 #3 #15 2 #8 2 #1 1 2018 2015 2018 2015 2018 2015 (1) Including only private - owned banks. Including public banks: Brazil Top 5, Argentina Top 4 and Uruguay Top 2 (2) CIB & auto loans franchise (3) Excluding Corporate Centre and Spain Real Estate Activity (4) Underlying Strong position in all of our LatAm markets with a sharp improvement in profitability since 2015 1. Transaction is consistent with Santander Group strategy

10 Key expected levers Medium - term goals Commercial (2018 > Medium - term) High structural growth: Loans to GDP at 49% Focus on customer experience & digitalisation High & sustainable revenue growth (double digit expected CAGR 4 ) Organically deploying more capital (>30% of RWAs in the medium - term) Stable credit quality Financial (2018 > Medium - term) 31% Loyal/Active customers 1 28% c.26Mn Digital customers 1 18Mn All # of countries top 3 in CSAT 1,2 4 33 - 35% C/I 38% 20 - 22% RoTE 3 19% c.3.5% RoRWA 3 3.2% +c.45% (1) Includes Brazil, Mexico, Chile, Argentina and Uruguay. (2) Latest available. CSAT: Customer Satisfaction internal benchmark of active customers’ experience and satisfaction audited by Stiga / Deloitte. In the medium term we will be also following NPS as indicator. (3) Underlying (4) In constant € LatAm : a high growth & profitability region that will consequently increase its weight 1. Transaction is consistent with Santander Group strategy

11 Source: EIU, OECD, CNBV and Wallstreet research. 2.9% 2.1% 2.0% 2.5% 2.8% 2.5% 3.9% 3.4% 3.3% 3.5% 4.2% 3.9% 2016A 2017A 2018A 2019E 2020E 2021E Real GDP Growth Unemployment Rate Population (mm) 16.5 9.3 8.9 6.9 6.8 49 32 209 131 18 Real GDP Growth and Unemployment (%) GDP Per Capita (US$’000) and Population (mm) 37% 34% 23% 21% 17% 36% 30% 47% 47% 90% 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% 0% 5% 10% 15% 20% 25% 30% 35% 40% 45% Peru Mexico Colombia Brazil Chile Debt Service / Disposable Income Credit Penetration Credit Penetration vs other LatAm Countries (%) 39% 24% 19% 12% 8% Retail Loans to GDP (%) 2 . Mexico has attractive fundamentals Mexico is a core market in LatAm

12 21% 14% 14% 13% 8% 7% 4% 3% 2% 2% BBVA Bancomer Banorte Banamex HSBC Scotiabank Inbursa Banco del Bajío Banco Azteca Banregio 20% 14% 12% 11% 8% 7% 6% 5% 3% 3% BBVA Bancomer Banamex Banorte HSBC Inbursa Scotiabank Banco del Bajío Banregio Sabadell 22% 15% 13% 13% 7% 7% 5% 3% 2% 2% BBVA Bancomer Banorte Banamex HSBC Scotiabank Inbursa Banco del Bajío Banregio Banco Azteca Santander Mexico – One of the leading banks in Mexico… • Market is heavily concentrated amongst top 6 players (~80% of Loans and Deposits) • Santander Mexico has leading market shares across multiple categories • #3 in loans and #2 in corporate Loans Total Market: MXN$5,185 bn Corporate Loans Total Market: MXN$2,559 bn Deposits Total Market: MXN$5,722 bn 3. Santander: a leading bank in Mexico that remains key component of Santander’s growth story in LatAm Source: CNBV. Information as of December 2018.

13 13.2% 19.5% 19.5% 20.4% 2015 2016 2017 2018 Corporates 40% Mortgages 21% Public Sector 12% SMEs 11% Consumer 8% Credit Cards 8% 22.1 24.6 25.5 27.2 27.5 30.4 2013 2014 2015 2016 2017 2018 €30.4bn … and is a key component of our growth story in LatAm Total Gross Loans (Constant € bn ) (1) Significant improvement of RoTE (%) Loan Book Breakdown (2018) 3. Santander: a leading bank in Mexico that remains key component of Santander’s growth story in LatAm (1) End period exchange rates.

14 Santander Mexico delivers consistent profitable growth Key Metrics (2018) +10.5% Net Loans ∆ 7% - 9% Results Target +11.0% Net Income ∆ 9% - 11% 3.18% CoR 3.2% - 3.4% +13.1% Opex ∆ 12% - 14% Investor Day Goals in Mexico 19 - 21% Underlying RoTE 20% 33% ∆ 9% - 11% 2018 Medium - term Goal Loyal/active customers 29% Higher customer satisfaction leading to sustainable revenue growth Opening operational jaws as the investment plan ends in 2019 Declining cost of credit but increase in the effective tax rate 3. Santander: a leading bank in Mexico that remains key component of Santander’s growth story in LatAm

15 Slightly positive impact on Group CET1 ROI c.14.5 % EPS neutral Increase our presence in high growth markets Post - Deal (1) Pre - Deal 52% 59% 40% 29% 8% 12% 51% 59% 39% 29% 10% 12% Mexico Other Emerging Mature Markets Net Profit 2018 GDP Net Profit 2018 GDP 4. Attractive for both Group and Mexico shareholders Attractive transaction for Santander Group shareholders … (1) Assuming all Santander Mexico shares are tendered.

16 Opportunity to monetize at a 1 4% premium for Santander Mexico shareholders (1) Implied 22% premium based on past 1 month volume weighted average price Santander offer price is higher than current consensus target price at MXN$30 per share (2) Gaining exposure to a global and well diversified leading financial institution with predictable earnings potential Attractive Valuation RoTE (3) 13 - 15% Group Medium - Term Goals Efficiency 42 - 45% FL CET1 11 - 12% Dividend pay - out ratio 40 - 50% Exposure to Santander Group …as well as for Santander Mexico shareholders 4. Attractive for both Group and Mexico shareholders (1) Taking into account the market price of Banco Santander and Santander Mexico at closing on 11 April 2019 and an exchange rate MXN/EUR of 21.2826 on that date. (2) Based on the average of the target price per share of Santander Mexico published by research analysts that cover Santande r M exico. (3) Underlying RoTE .

17 0 0 1 Proposed transaction Key takeaways 2 Rationale of the transaction 3

18 Key takeaways Expected Timetable Transaction is expected to be completed in the second half of the year. Launch of the offer and the offer itself subject to customary conditions, including regulatory authorizations, absence of any material adverse change in Santander Mexico and the approval at our shareholders’ meeting Proposed Transaction Voluntary offer. Santander Mexico shareholders to receive 0.337 shares of Santander Group for each Santander Mexico share and 1.685 ADSs of Santander Group for each Santander Mexico ADS, representing a 14% premium to yesterday’s closing share price Consistent with Santander Group target to deploy more capital in LatAm , in one of the most attractive markets with strong fundamentals Rationale of the Transaction Continue investing in one of the leading banks in Mexico with strong performance, improving Santander Group ǲ s growth profile in a low risk transaction EPS neutral transaction Slightly improves Group CET1 ratio Opportunity for Santander Mexico shareholders to monetize at a 14% premium

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